EXHIBIT 99.1

North American Energy Partners Year End and Fourth Quarter Results Conference Call and Webcast Notification

EDMONTON, Alberta, Jan. 18, 2018 (GLOBE NEWSWIRE) -- North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA.TO) (NYSE:NOA) announced today that it will release its financial results for the Year End and Fourth Quarter ended December 31, 2017 on Tuesday, February 13, 2018 after markets close. Following the release of its financial results, NAEP will hold a conference call and webcast on Wednesday, February 14, 2018, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:
Toll free: 1-866-521-4909
International: 1-647-427-2311

A replay will be available through March 14, 2018, by dialing:
Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 4096139

The live and archived webcast can be accessed at:
http://event.on24.com/r.htm?e=1586939&s=1&k=EC54DF30004EAB3396BE71A56B24550D

About the Company

North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 60 years, NAEP has provided services to large oil, natural gas and resource companies. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

David Brunetta, CPA, CMA
Director; Finance, Investor Relations, Information Technology and Treasury
North American Energy Partners Inc.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca